[redacted]

14048903

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

LAKE FOREST SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street, Suite 716
(No. and Street)

Chicago (City) **Illinois** (State) **60603** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Buhler **(312) 795-1970**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **James Buhler**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **LAKE FOREST SECURITIES, LLC** as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Subscribed and sworn to before me this

22d day of Feb, 2014

"OFFICIAL SEAL"
Alan R Juraska
Notary Public, State of Illinois
My Commission Expires 8/20/2016

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

LAKE FOREST SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street, Suite 716
(No. and Street)

Chicago (City) **Illinois** (State) **60603** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Buhler **(312) 795-1970**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT

To the Members of
Lake Forest Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Lake Forest Securities, LLC, (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Forest Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

R&J

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Ryan & Juraska

Chicago, Illinois
February 26, 2014

Lake Forest Securities, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	68,938
Receivable from broker-dealer		65,045
Deposit with broker-dealer		59,031
	$	193,014

Liabilities and Members' Equity

Liabilities:		
Commissions payable	$	47,047
Accounts payable and accrued expenses		6,000
		53,047
Members' equity		139,967
	$	193,014

See accompanying notes.

Lake Forest Securities, LLC

Statement of Operations

Year Ended December 31, 2013

Revenues		
Commissions and fees	$	743,139
Interest		3
		743,142
Expenses		
Commissions and clearing fees		508,267
Employee compensation and benefits		189,787
Communications and data processing		10,794
Occupancy		16,337
Depreciation		4,607
Professional fees		7,000
Other expenses		20,271
		757,063
Net loss	$	(13,921)

See accompanying notes.

Lake Forest Securities, LLC

Statement of Changes in Members' Equity

December 31, 2013

Balance at January 1, 2013	$	153,888
Contributions		0
Withdrawals		0
Net loss		(13,921)
Balance at December 31, 2013	$	139,967

See accompanying notes.

Lake Forest Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities		
Net loss	$	(13,921)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,607
(Increase) decrease in operating assets:		
Receivable from broker-dealer		14,627
Increase (decrease) in operating liabilities:		
Commissions payable		(10,851)
Net cash provided by operating activities		(5,538)
Decrease in cash		(5,538)
Cash at beginning of the year		74,476
Cash at end of the year	$	68,938

See accompanying notes.

---

1. Organization and Business

Lake Forest securities, LLC (the "Company"), was organized in the State of Illinois as a limited liability company on August 28, 1998. The Company is a registered securities broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides security execution services to retail customers. Customer transactions are cleared on a fully disclosed basis through another broker.

2. Summary of Significant Accounting Policies

The Hierarchy of GAAP
In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The codification did not change GAAP but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. The codification became effective for periods after July 1, 2009 and the Company adopted the ASC for the fiscal the year beginning January 1, 2010. The codification did not have a material effect on the Company's results of operations and financial condition.

Revenue Recognition and Securities Valuation
Income is generated from commissions and fees received from other broker-dealers based on the volume of trades from customers introduced by the Company. Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 3).

Depreciation
Vehicle and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2013 totaled $4,607.

Income Taxes
For income tax reporting purposes, the Company, with consent of its members, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 740 during the period ended December 31, 2013, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

2. Summary of Significant Accounting Policies, continued

Income Taxes, continued
The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

Statement of Cash Flows
For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentations.

3. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3. Fair Value Measurements and Disclosure, continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

For the period January 1, 2013 through December 31, 2013, the Company held no investments requiring disclosure under FASB ASC 820. Should the Company decide to hold such investments in the future, the Company would value its investments based on the following principles and method of valuation.

Investments in equities and equities options listed on an exchange and which are freely transferable will be valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they will be categorized in Level 1of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs will be classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position would be recorded as a liability, and the Company would record an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company would record a realized gain or loss when the short position is closed out. By entering into short sales, the Company would bear the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in derivative instruments such as exchange-traded or privately negotiated over-the-counter, and exchange-traded derivatives, such as futures contracts and exchange-traded options contracts, will typically be classified within Level 1or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Open trade equity on futures will be recorded as a receivable from broker-dealers. Gains and losses from investments in equities, equity options and derivative instruments would be included in trading losses in the statement of operations.

4. Operating Lease Commitment

The Company leases office space on a month-to-month basis with no contractual commitment. Rent expense for the year ended December 31, 2013 was $16,337.

5. Credit Concentration

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2013, the Company cleared all of its trades through a single clearing broker-dealer. The Company maintains a deposit with the clearing broker-dealer and occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any such losses in these accounts. Management does not consider any credit risk associated with these assets to be significant.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2013.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2013, the Company had net capital and net capital requirements of approximately $138,786 and $100,000, respectively.

8. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2014, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Lake Forest Securities, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2013

Computation of net capital				
Total members' equity			$	139,967
Deduct members' equity of not allowable for Net Capital				0
Total members' equity qualified for net capital				139,967
Deductions and /or charges:				
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	1,181		
Undue concentration				(1,181)
Net capital			$	138,786
Computation of basic capital requirement				
Minimum net capital required (greater of \$100,000 or 6 ⅔% of aggregate indebtedness)				100,000
Net capital in excess of net capital requirement			$	38,786
Computation of aggregate indebtedness				
Aggregate indebtedness			$	0
Ratio of aggregate indebtedness to net capital			%	0

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2013.

See accompanying notes.

Lake Forest Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

Lake Forest Securities, LLC

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

Lake Forest Securities, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Members of
Lake Forest Securities, LLC

In planning and performing our audit of the financial statements of Lake Forest Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2014

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION**

To the Members of
Lake Forest Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Lake Forest Securities, LLC (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 reported on the FOCUS for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2014

Lake Forest Securities, LLC

Schedule of Assessment and Payments Form SIPIC-7

Year Ended December 31, 2013

	Amount	Payment Date
SIPIC-7 annual genral assessment	$ 1,858	
SIPIC-6 payment	882	7/29/2013
SIPIC-7 payment	976	2/26/2014
Total payments	$ 1,858	
Overpayments (Amount due)	$ -	